Exhibit 99.1

Pulsenmore Builds U.S. Momentum with Another Commercial Engagement Following FDA Clearance

OMER, Israel, Feb. 9, 2026 /PRNewswire/ – Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in home ultrasound technology, today announced a new commercial engagement with TLC Perinatal PA, a maternal-fetal medicine and women’s ultrasound practice in Maryland, as part of its growing U.S. rollout.

In early February 2026, Pulsenmore, through its U.S. subsidiary, entered into a services agreement with TLC Perinatal PA, which operates in Silver Spring and Germantown, Maryland. Under the agreement, TLC Perinatal will incorporate Pulsenmore’s Early Screening (ES) home ultrasound services into its care model, allowing patients to perform ultrasound scans at home as part of a physician-directed hybrid care pathway that incorporates telehealth and scheduled in-clinic visits.

The Company believes the engagement reflects increasing interest among U.S. maternal-fetal medicine practices in adopting patient-centric technologies that extend care beyond the clinic. Pulsenmore’s solution combines home ultrasound with telehealth infrastructure, enabling clinicians to maintain clinical oversight while offering patients greater flexibility and continuity of care.

TLC Perinatal is a specialized maternal-fetal medicine practice focused on diagnostic imaging and consultative care for pregnancies. Led by Medical Director Richard Broth, MD, the practice manages approximately 2,000 pregnancies annually across its two Maryland locations and is recognized for its progressive approach to integrating new technologies into prenatal care.

“Pulsenmore’s Home Ultrasound represents a vital step in expanding prenatal care access while enhancing convenience for all patients- it’s a natural progression in our commitment to innovation. The device aligns with ACOG’s 2025 Clinical Consensus by enabling remote monitoring of fetal health, personalizing care delivery, integrating patient preferences, and reducing office visits- all while maintaining or improving maternal and fetal outcomes through evidence-based practice.” said Dr. Richie Broth, Medical Director of TLC Perinatal.

Dr. Elazar Sonnenschein, CEO of Pulsenmore, commented: “As we begin commercial operations in the United States, we are seeing strong engagement from practices that prioritize innovation and patient-centered care. Our collaboration with TLC Perinatal aims to demonstrate how maternal-fetal medicine teams can thoughtfully integrate home ultrasound into existing clinical workflows, offering patients greater flexibility while preserving physician oversight.”

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through the development of home-use ultrasound technology that connect mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected outcome of Pulsenmore’s engagement with TLC. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com